Filed pursuant to Rule 253(g)(2)

File No. 024-10753

Groundfloor Finance Inc.

Supplement No. 22

to the Offering Circular

qualified December 29, 2017

 Dated: September 30, 2019

This Supplement No. 22 supplements the Groundfloor Finance Inc. (the “Company,” “we,” “us,” or “our”) Offering Circular qualified December 29, 2017.

The purpose of this Supplement is to provide updated disclosure regarding the performance of LROs we have repaid through the year ending 6/30/2019 for the current offering:

Table 1:

Total Loans Currently Repaid 06/30/2019	A	B	C	D	E	F	G
Loans Paid at or Before Maturity (1)	61	101	191	81	5	0	0
Loans Paid Following Workout (2)	1	24	42	18	2	0	1
Loans Paid Following Fundamental Default (3)	3	4	6	4	0	1	0

(1)	Loans paid at or before maturity have paid in full with all interest due through the date of repayment.
(2)	Loans paid following workout have paid in full, past the dated maturity, but with all interest due through the date of repayment.
(3)	Loans paid after fundamental default have paid without full interest, partial principal, and / or full principal loss.